SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 12, 2008

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SÃO PAULO
CITY GOVERNMENT
MAYOR’S OFFICE

AGREEMENT EXECUTED BY AND BETWEEN THE SÃO PAULO CITY GOVERNMENT AND COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO, AIMING TO ESTABLISH BASIC AND ENVIRONMENTAL SANITATION ACTIONS COMPLEMENTING THE CITY'S ACTIONS, COMPRISING, AT A FIRST STAGE, THE PROGRAMS: "PURA", "CÓRREGO LIMPO" AND "CÓRREGO PIRAJUSSARA", AND AT A SECOND STAGE THE PROGRAMS: "MANANCIAIS", "PARQUE DA INTEGRAÇÃO", "ÁREAS DESAFETADAS", "ÁREAS DE RISCO" AND "EDUCAÇÃO AMBIENTAL".

The following are PARTIES of this instrument:

THE SÃO PAULO CITY GOVERNMENT, Corporate Taxpayer"s ID (CNPJ/MF) 46.395.000/0001 -39, headquartered at Edifício Matarazzo - Viaduto do Chá, no. 15, Centro, in the City and State of São Paulo, hereinafter referred to as CITY, hereby represented by its Honorable Mayor Mr. Gilberto Kassab, on the one side; and

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP, a mixed capital company, incorporated with the authorization of the State Law 119, as of June 29, 1973, and further amendments, headquartered at Rua Costa Carvalho, nº. 300, Pinheiros, City and State of São Paulo, Corporate Taxpayer"s ID (CNPJ) 43.776.517/0001 -80, hereinafter referred to as SABESP, hereby represented by its Bylaws, by its CEO Mr. Gesner Oliveira and by its Executive Officers Mr. Rui de Britto Álvares Affonso and Mr. Paulo Massato Yoshimoto, on the other side.

CITY and SABESP are hereinafter referred to, individually and indistinctly, PARTY, and, jointly, PARTIES,

WHEREAS:

a)
there is a long pending case, which is under examination by the Federal Supreme Court, related to the definition of the authority conceding basic sanitation public utilities (articles 25 and 30 of the Brazilian Constitution);

b)	the Federal Laws 8,987/1995 (Public Utility Concessions and Permissions Law); 11,107/2005 (Public Consortia Law); and 11,445/2007 (Basic Sanitation Law) have created a minimum "legal milestone" that allows, by means of agreement between the PARTIES, to overcome the legal claim;

c)	Law 11,445, as of January 5, 2007, sets forth the national guidelines for basic sanitation, and establishes the general principles for the provision of basic sanitation public utilities;

d)	the PARTIES agree on the need to settle the CITY’S pending debts with SABESP, and SABESP’s pending debts with the CITY;

e)	the PARTIES also agree on the need to carry out further investments in basic and environmental sanitation in the City of São Paulo;

f)	the consumer market of the State of São Paulo capital city represents approximately fifty percent (50%) of SABESP’s total sales;

g)
an understanding between the PARTIES is convenient in order to ensure stability in the provision of basic and environmental sanitation public utilities in the City of São Paulo, and allow to overcome the institutional deadlock, aiming to carry out investments of the PARTIES’ common interest;

h)
it is necessary for the PARTIES to carry out joint actions in the environmental sanitation area, in order to ensure the appropriate provision of sanitation utilities and environmental protection, so as to promote the City of São Paulo’s sustainable development and the improvement of the population’s quality of life;

i)	SABESP has undertaken, vis-à-vis its shareholders, to file an appeal up to the court of last resort as to the tax debts arising from the Service Tax (ISS).

The PARTIES RESOLVE to execute the Agreement herein, pursuant to Law 8,666/93, as follows:

CLAUSE ONE
COMMITMENTS AS TO THE BASIC AND ENVIRONMENTAL SANITATION
RESULTING FROM THIS AGREEMENT

1.1. As of the execution of this Agreement, the PARTIES undertake to establish basic and environmental actions complementing the CITY’s actions, comprising, at a first stage, the following programs: "PURA" (program for the rational use of water), "Córrego Limpo" (stream clean-up) and "Córrego Pirajussara" (Pirajussara streams), and, at a second stage, the following programs: "Mananciais" (water source program), "Parque da Integração" (integration park), "Áreas Desafetadas" (areas withdrawn from public access and use), "Áreas de Risco" (areas under risk), and "Educação Ambiental" (environmental education); these programs' implementation schedule will be defined by agreement between the CITY and SABESP.

1.1.1. The actions to be implemented in the forty-two (42) streams of the City of São Paulo purpose of the Cooperation Agreement 011/07-CJ shall not be funded with the resources provided for in items 2.2. and 2.6.3. herein.

1.2. The CITY, comprising the direct administration bodies, the government agencies, and the foundations, hereby adheres to SABESP’s Program for the Rational Use of Water ("PURA"), which, by means of reducing water consumption in public facilities, ensures the population’s water supply and quality of life.

1.2.1. The government agencies and city foundations shall formally confirm their adhesion to PURA, set forth in item 1.2. , within forty (40) days following the execution of this agreement.

1.2.2. While the PARTIES are undergoing negotiation, and after this negotiation is finished, as long as the settlement of the pending debts referred to in item 2.6. is being complied with, the existence of such pending debts shall not prevent the CITY from adhering to PURA.

1.2.3. The evaluation report concerning the city government facilities referred to in item 1.2. , with the indication of the works to be undergone, shall be carried out by SABESP without charges to the CITY.

1.2.4. SABESP shall start, as of the execution of this Agreement, the implementation of the PURA program in the facilities indicated by the CITY, whose implementation schedule shall be defined by agreement between the CITY and SABESP.

1.2.5. The works required for the implementation of PURA in the city government facilities shall be carried out by SABESP, or by third parties hired by it, and shall be funded with resources originated from the payment of monthly bills and invoices, which shall then be carried out by the CITY, as per item 2.1. , and from the settlement of the pending debts referred to in item 2.6.

1.2.6. With the adhesion to PURA, the existing connections of the city government facilities shall be registered in the government category with agreement tariff, which corresponds to an amount between 74% and 75% of the government category without agreement tariff.

1.2.7. SABESP shall make a special tariff available to the government-owned companies and to the mixed capital companies, through the formalization of firm-demand contracts, individually or jointly, with the minimum guarantee of the tariff applied to volumes higher than 5,000 cubic meters per month, pursuant to SABESP’s Tariff Notice or another notice that may come to replace it.

1.2.8. New connections in the direct and indirect city government facilities shall respect the provisions herein.

1.3. The CITY and SABESP reaffirm their intention to keep the agreement the purpose of which is SABESP’s receipt and treatment of liquid waste (leachate) originated from the city landfills, and the receipt, in the city landfills, by the CITY or by its public utilities concessionaires of collection and treatment of solid waste, of the material gathered by SABESP, originated from the final disposal of the iodine generated at the ETEs (Sewage Treatment Facilities) of the Main and Isolated Systems operated by SABESP.

CLAUSE TWO
FINANCIAL COMMITMENTS RESULTING FROM THIS AGREEMENT

2.1. The CITY (the direct administration bodies, foundations, and government agencies) undertakes to resume the payment of the current consumption bills and invoices issued by SABESP, as of the date of execution of this Agreement; SABESP undertakes to settle the debts registered at the CADIN (Registry of Outstanding Credits) as a condition to resume the payments.

2.1.1. The city government agencies and foundations shall formally confirm the commitment provided for in item 2.1. , within forty (40) days following the date of execution of this Agreement.

2.2. As of the date of execution of this Agreement, and after that, as long as the Cooperation Agreement and the Metropolitan Program Agreement provided for in item 2.5. are effective, the total amounts paid by the CITY to SABESP (items 2.1. and 2.6. ), minus the levied taxes, shall be deposited in a specific account held by SABESP at the Nossa Caixa S.A. bank, the amount of which shall be allocated exclusively for investments in basic and environmental sanitation in the CITY’s interest, as previously defined by agreement between the PARTIES, including the works for implementing the PURA program in the city government facilities.

2.2.1. SABESP shall adjust the pace of investments to the payments to be made by the CITY, so as to minimize the permanence of idle resources in the account.

2.2.2. The resources deposited in that account shall be invested in exclusive investment funds, with profitability goal and portfolio breakdown defined jointly by the PARTIES and by the Nossa Caixa S.A. bank.

2.2.2.1. The yields from that account shall also be allocated exclusively for investments as per item 2.2.

2.2.3. The CITY shall have full access to the balances, statements and transactions of that account, ensuring the most ample transparency to the transactions made with the resources deposited therein.

2.3. Without prejudice to the commitment undertaken herein, the CITY and SABESP shall promptly implement the Electronic Management of Bills and Invoices of the direct city government facilities, as well as of its government agencies and foundations, based on the information and patterns provided by the CITY.

2.4. The CITY and SABESP shall conclude, within ninety (90) days following the date of execution of this Agreement, the necessary understandings for the settlement of their pending debts and for the preparation of the drafts of the Cooperation Agreement, the Metropolitan Program Agreement, and of the Authorizing Bill, provided for in item 2.5.

2.4.1. The period provided for in item 2.4. may be extended, for equal and successive periods, by agreement between the CITY and SABESP.

2.5. At the end of the period set forth in item 2.4, the CITY shall forward a Bill to the City Council aiming to obtain legal authorization for the execution of the Cooperation Agreement and of the Metropolitan Program Agreement, provided for in item 3.1. , as long as the CITY and SABESP have come to an agreement about the terms and conditions for the settlement of the pending debts involving them.

2.5.1. After forwarding the Bill to the City Council, the CITY and SABESP shall execute the pending debt settlement instrument, and the investment condition provided for in item 2.2. and its sub items shall be kept.

2.6. In the settlement of the pending debts between the CITY and SABESP, it shall be observed that:

2.6.1. The CITY’s debts with SABESP from the year 2004 and previous years shall be paid pursuant to the Inter-Departmental Ordinance 1/2005 - SGM/SF/SJ/SEMPLA.

2.6.2. The CITY’s debts with SABESP, from the year 2005 up to the resuming of payments referred to in item 2.1. , without any surcharge resulting from default charges, such as interest, penalty and monetary restatement, shall be purpose of account reconciliation with all of SABESP’s debts with the CITY, of tax nature or not, with or without suspended liabilities. The credit balance in SABESP’s favor shall be paid by the CITY by December 2008, without any surcharge resulting from default charges, such as interest, penalty and monetary restatement.

2.6.2.1. Debts related to Service Tax (ISS) are not included among SABESP’s tax nature debts with the CITY.

2.6.2.2. When the account reconciliation is conducted, the CITY shall be granted a trade discount in the amount of R$120 million.

2.6.3. The payments to be made by the CITY to SABESP shall be allocated to investments in basic and environmental sanitation, as well as to the payment of the works required for the implementation of the PURA program in the city government facilities, as per item 2.2.

2.6.4. Once the measure provided for in item 2.5 herein is complied with, SABESP and the CITY shall require, jointly, within sixty (60) days, the dismissal of the collection actions filed by SABESP against the CITY, even if they are still under execution; SABESP shall bear the legal costs, and each of the parties to the action shall bear the lawyers’ fees of their respective professionals.

2.6.4.1. The execution actions, except for those which may exist relating to the Service Tax, filed by the CITY against SABESP, shall be dismissed by payment (article 794, 1 of the Code of Civil Procedure), by means of the account reconciliation referred to in item 2.6.2.

2.7. During the period set forth in item 2.4. , the CITY and SABESP undertake to discontinue all existing judicial and extrajudicial disputes relating to the amounts under negotiation.

2.8. SABESP shall make available to the CITY in electronic file the necessary information to facilitate the identification and settlement of the CITY’s debt with SABESP, according to the needs and conditions outlined by the CITY.

2.9. During the negotiation period, and after it is finished, as long as the settlement of the pending debts referred to in item 2.6. is being complied with, SABESP shall make, whenever required to, water and sewage reconnections and new connections in the direct and indirect city government facilities, regardless of the existence of debts, whenever required by the CITY.

2.10. In case the City Council does not approve the Bill referred to in item 2.5. , and the CITY decides to conduct a bidding or take upon itself to provide the basic sanitation utilities, the surcharge referred to in item 2.6.2. , and the trade discount provided for in item 2.6.2.2. , shall be included in the liabilities provided for in article 35 and following, and in article 42 of Law 8,987, as of February 13, 1995.

CLAUSE THREE
STABILITY COMMITMENTS IN THE PROVISION OF
BASIC SANITATION UTILITIES IN THE CITY

3.1. The PARTIES, along with the STATE of São Paulo, shall discuss and agree, within the period set forth in item 2.4. , the terms and conditions for the Cooperation Agreement and the Metropolitan Program Agreement, aiming to maintain the stability of SABESP’s basic sanitation utilities to the CITY, by means of the public utility associated management undertaken jointly by the CITY and by the STATE of São Paulo, respecting the general principles of basic sanitation utility provision set forth in the Federal Law 11,445/2007 and in the relevant state legislation.

3.1.1. The PARTIES express their full awareness that the agreements referred to in item 3.1. shall only be executed after the necessary legal and corporate approvals, as the case may be, and agree that such agreements shall remain in force, within the terms establish therein, regardless of the Judiciary Branch’s decision regarding the ownership of the basic sanitation public utilities.

3.1.2. The PARTIES express their intention to keep the terms agreed upon herein and in the Cooperation Agreement and the Metropolitan Program Agreement drafts to be elaborated, in the event the Federal Supreme Court decides who holds the right to provide basic sanitation public utilities before the legal and corporate approvals referred to in item 3.1.1 take place, regardless of the referred Court’s decision content.

3.1.3. The financial and investment commitments originated from this Agreement shall continue to be effective, even if the legal approvals referred to in item 3.1.1. are denied before the Federal Supreme Court decides who holds the right to provide basic sanitation public utilities.

3.2. The agreements referred to in item 3.1 shall set forth the manners in which the CITY will take part in the income earned through the utilities provided by SABESP in the scope of the Capital City of São Paulo.

3.3. The PARTIES undertake to adopt all the measures within their capacity aiming to execute and comply with the aforementioned agreements as soon as the necessary legal and corporate approvals are obtained, as the case may be.

3.4. In case the PARTIES, along with the STATE of São Paulo, do not reach an agreement as to the terms and conditions in the Cooperation Agreement and in the Metropolitan Program Agreement:

3.4.1. SABESP may choose whether:

i) The CITY continues to make the payment of the current consumption bills and invoices, as long as the conditions set forth in item 2.2. are kept; or

ii) The Agreement herein is resolved, returning to the previous situation, the conditions set forth in item 2.2. remaining effective for the account’s outstanding balance.

3.4.2. The CITY and SABESP may agree on the settlement of their pending debts, respecting the guidelines set forth in item 2.2. and 2.6.

3.5. The settlement of the financial debts between the CITY and SABESP in the terms outlines herein does not constitute debt assumption, acknowledgement or confession.

CLAUSE FOUR
PERIOD AND MANNER OF IMPLEMENTATION OF THE COMMITMENTS
UNDERTAKEN

4.1. The CITY and SABESP shall constitute, within five (5) days following the execution of this Agreement, a work group comprised of a maximum of four (4) representatives of each, with the purpose of defining and implementing the measures required for the effective implementation of the Agreement herein.

4.2. When the work group set forth in item 4.1. is constituted, it may be subdivided into subgroups, so as to allow the simultaneous development of the actions provided for herein as a means of concluding the implementation of the commitments undertaken as soon as possible.

4.3. The main work group shall meet whenever necessary, so as to comply with the periods for the implementation of the actions set forth herein, and with the purpose of verifying the compliance with the goals established, particularly the ones related to the execution of the agreements set forth in CLAUSE THREE herein.

CLAUSE FIVE
FIRM COMMITMENT

5.1. The PARTIES express, pursuant to this Agreement, their firm commitment to implement the actions set forth herein with the purpose of achieving the objectives of this Agreement.

5.2. The PARTIES agree that the premise for the development of the actions provided for in this Agreement is that each of them fulfills the commitments executed herein, the purpose of which is to set forth the terms and conditions of both PARTIES’ interest to rule their several relationships.

In witness whereof, the parties hereto execute this present instrument in four (4) copies of equal content and form, before the undersigned witnesses.

São Paulo

     GILBERTO KASSAB
Mayor of the City of São Paulo

     GESNER OLIVEIRA
Chief Executive Officer - SABESP

RUI DE BRITTO ÁLVARES AFFONSO	PAULO MASSATO YOSHIMOTO
Chief Financial Officer and Investor	Metropolitan Officer - SABESP
Relations Officer - SABESP

Witnesses:

1. ____________________________	2. ____________________________
Name	Name
Identity Card (RG)	Identity Card (RG)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: March 12, 2008

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.